# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ecovyst Inc., CIK 0001708035
CUSIP: 27923Q109
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 600 LEE ROAD, SUITE 200, WAYNE, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-004860
Filed by CIK 0001164833

## Reporting persons
- Hotchkis and Wiley Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,720,982; shared voting power 0; sole dispositive power 5,413,862; shared dispositive power 0; aggregate amount beneficially owned 5,413,862 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Ecovyst Inc.
Address of issuer's principal executive offices: 600 LEE ROAD, SUITE 200, WAYNE, PA, 19087

## Item 2. Person Filing
Name of person filing: Hotchkis and Wiley Capital Management, LLC
Address of principal business office or, if none, residence: 601 S. Figueroa Street, 39th Fl, Los Angeles, CA 90017
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,413,862
Percent of class: 4.90%
Sole power to vote or to direct the vote: 4,720,982
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,413,862
Shared power to dispose or to direct the disposition:
0

Note that certain of HWCM's clients have retained voting power over the Common Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Common Shares than it can vote.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hotchkis and Wiley Capital Management, LLC: Tina H. Kodama, Tina H. Kodama / Chief Compliance Officer (05/08/2026)